

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Jeffrey M. Canouse
Chief Executive Officer
Performance Drink Group, Inc.
120 PEBBLE TRAIL
ALPHARETTA, GEORGIA

Re: Performance Drink Group, Inc.
    Offering Statement on Form 1-A
    Filed March 10, 2023
    File No. 024-12182

Dear Jeffrey M. Canouse:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing